THE DREYFUS FAMILY OF FUNDS
BNY MELLON FUNDS TRUST
c/o The Dreyfus Corporation
200 Park Avenue
New York, New York  10166

November 13, 2013

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attention:  Christina DiAngelo Fettig and Jeffrey Long

Re:  Review of Fund Filings on Forms N-CSR, N-SAR, N-PX and N-1A and 40-17G

Ladies and Gentlemen:

This letter is written in response to comments regarding the above-referenced filings discussed via telephone with Ms. Christina DiAngelo Fettig and Mr. Jeffrey Long of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on September 26, 2013.

I.	Series and Class Information

1.               Comment. Please update the series and class information of the following Registrants to include ticker symbols for the following classes:

Registrant	Fund	Class
Dreyfus Investment Funds, Inc.	Dreyfus/Standish Intermediate Tax Exempt Bond Fund	A and C shares
Dreyfus Investment Funds, Inc.	Dreyfus/The Boston Company Emerging Markets Core Equity Fund	A and C shares
Dreyfus Investment Funds, Inc.	Dreyfus/The Boston Company Large Cap Core Fund	A and C shares
Dreyfus Investment Funds, Inc.	Dreyfus/The Boston Company Small/Mid Cap Growth Fund	A and C shares
Dreyfus Premier Short Intermediate Municipal Bond Fund	Dreyfus Short Intermediate Municipal Bond Fund	Class A shares
Dreyfus State Municipal Bond Funds	Dreyfus Pennsylvania Fund	Class Z shares

Response. The requested updates have been made in the EDGAR system, except for Class Z shares of Dreyfus Pennsylvania Fund. When Class Z shares were added to Dreyfus Pennsylvania Fund (which had existing Classes A, B and C shares), the Class Z shares EDGAR identifier—along with the associated ticker symbol—inadvertently was established as a separate series of Dreyfus State Municipal Bond Funds rather than as an additional class of Dreyfus Pennsylvania Fund. When the post-effective amendment adding Class Z shares to Dreyfus Pennsylvania Fund was filed with the Commission, the amendment modified Class Z shares by removing that class as a separate series of Dreyfus State Municipal Bond Funds and adding it as a class to Dreyfus Pennsylvania Fund. However, the EDGAR system did not permit the use of the Class Z shares ticker symbol that was used initially when Class Z shares were shown as a separate series of Dreyfus State Municipal Bond Funds. Following this occurrence, efforts to transfer the Class Z shares ticker symbol to Dreyfus Pennsylvania Fund on the EDGAR system have not been successful. We currently are in communication with the EDGAR unit staff in an effort to resolve this matter; the EDGAR unit staff has advised us to submit a correspondence filing through EDGAR requesting the change with respect to the Class Z ticker symbol, after which this matter will be addressed by the EDGAR unit staff.

2.               Comment. Please correct the ticker symbol for Investor Class shares of BNY Mellon Bond Fund. The fund's December 31, 2012 prospectus lists the ticker symbol as "MIBDX" while the series and class information in EDGAR lists the ticker symbol as "MIBOX."

Response. The requested correction has been made. The EDGAR information has been updated to correctly list the fund's Investor Class ticker symbol as "MIBDX."

3.               Comment. Please correct the ticker symbol for Class I shares of Dreyfus MidCap Core Fund. The August 1, 2012 prospectus lists the ticker as "DSORX" while the series and class information in EDGAR lists the ticker symbol as "BSOAX."

Response. The ticker symbol for Class I shares (DSORX) for Dreyfus MidCap Core Fund was incorrectly entered for the fund's Class T shares (which are inactive) on EDGAR. As a result of the Class I shares ticker symbol having been entered erroneously for Class T shares, the EDGAR system did not permit us to change the ticker symbol from Class T to Class I. We currently are in communication with the EDGAR unit staff in an effort to resolve this matter; the EDGAR unit staff has advised us to submit a correspondence filing notifying them of our desire to redesignate the Class I shares ticker symbol from Class T to Class I, after which this matter will be addressed by the EDGAR unit staff. We note that the Dreyfus MidCap Core Fund was reorganized in June 2013 and the reorganized fund has listed the appropriate ticker symbols on EDGAR. As a result, when appropriate, we also will change the Class I shares status to "Inactive."

4.               Comment. Please update the status of the Agency share class of Dreyfus Institutional Reserves Treasury Prime Fund to "Inactive" in EDGAR. Effective as of the close of business on November 13, 2012, Agency shares of this fund were terminated. This comment also applies to the Agency shares of Dreyfus New York Municipal Cash Management. Agency shares of this fund were terminated effective September 14, 2012.

Response. The status of the Agency share class of each of Dreyfus Institutional Reserves Treasury Prime Fund and Dreyfus New York Municipal Cash Management has been updated to "Inactive" in EDGAR.

5.               Comment. The series and class information for Dreyfus Small Cap Fund, a series of The Dreyfus/Laurel Funds, Inc., is listed as "Active" in EDGAR. This fund liquidated on 1/16/13. Please update to mark it as "Inactive."

Response. Before Dreyfus Small Cap Fund can be updated to "Inactive" in EDGAR, the fund must file its last Form 24F-2 filing with the Commission. As the fiscal year end of The Dreyfus/Laurel Funds, Inc., is October 31st, it is anticipated that the final Form 24F-2 for Dreyfus Small Cap Fund will be filed no later than January 29, 2014; following that filing, the fund's EDGAR status will be updated to "Inactive."

6.               Comment. Should Class A shares of Dreyfus/The Boston Company Small Cap Value Fund, a series of Dreyfus Investment Funds, be updated to "Inactive"?  A prospectus supplement dated February 1, 2013 indicates that the fund's Class A shares are not currently offered.

Response. No. At a meeting held on October 24-25, 2012, the Board of Trustees of Dreyfus Investment Funds authorized Dreyfus/The Boston Company Small Cap Value Fund to implement a multi-class structure and create Class A shares, in addition to the fund's Class I shares. Although Class A shares are not currently offered to investors, they may be offered in the future and continue to be included in the fund's prospectus and Statement of Additional Information ("SAI").

7.               Comment. Should the status of the following funds that liquidated in December 2012 be updated to "Inactive":  Dreyfus BASIC California Municipal Money Market Fund and Dreyfus BASIC Massachusetts Municipal Money Market Fund?

Response. As both Dreyfus BASIC California Municipal Money Market Fund and Dreyfus BASIC Massachusetts Municipal Money Market Fund have been liquidated and all necessary filings made with the Commission, their series and class information has been updated to "Inactive" in EDGAR.

II.	Fund Filing History

1.               Comment. Please review the certifications filed by the Registrants with their Form N-CSR filings. In many instances, the date of the certifications precedes the date of the report of a Registrant's independent registered public accounting firm. Consider whether a Registrant's certifying officers should be certifying as to the Registrant's internal control over financial reporting prior to the date of receiving the report of the Registrant's independent registered public accounting firm.

Response. We appreciate the Staff's comment. Management is comfortable with the internal controls and processes surrounding the certifications, and will work to ensure that such controls and processes are followed when preparing and signing any certifications prior to the date of the report of a Registrant's independent registered public accounting firm.

2.               Comment. The Form N-Q for The Dreyfus Fund Incorporated filed on 5/24/13 does not contain Item 1, Schedule of Investments. Please file an amended Form N-Q to include the missing schedule.

Response. An amended Form N-Q, which includes the missing Schedule of Investments, was filed with the Commission on October 24, 2013.

3.               Comment. When filing amendments to Commission forms that require certifications under The Sarbanes-Oxley Act of 2002 (e.g., Forms N-CSR and N-Q), please update the date of the certifications filed with the amendments. For example, the certifications to the N-CSR/A for Dreyfus New York AMT-Free Municipal Bond Fund filed on 1/30/13 are dated the same as the certifications to the fund's initial N-CSR filed on 1/29/13.

Response. The Registrants undertake to update the date of the certifications filed with any amendments to Form N-CSR or Form N-Q where the amendments are being filed as a result of a substantive change to the Form. In situations where an amendment is being filed as a result of a procedural issue (e.g., an issue with the EDGAR transmission), we do not believe it is necessary to get a new certification signed and dated as the content of the Form, for which the certification is provided, has not changed.

4.               Comment. Dreyfus Global Real Return Fund, a series of Advantage Funds, Inc., filed an amended Form N-CSR on 4/22/13, but did not include a cover sheet explaining the reason for the amendment. Please supplementally explain to the Staff the reason for such amendment.

Response. The Form N-CSR for Advantage Funds, Inc., was amended on April 22, 2013, with respect to Dreyfus Global Real Return Fund because the MDFP (as defined herein) had incorrectly stated that performance of the fund was attained with lower volatility that its baseline benchmark. The amended Form N-CSR deleted this reference to lower volatility. Each Registrant undertakes to include a cover sheet detailing the reason for any amendments going forward.

5.               Comment. Please clarify whether the proposed reorganization of Dreyfus MidCap Core Fund, a series of Dreyfus Manager Funds I, occurred. It is not clear from the Form N-CSR filed on 5/24/13 and the Form NSAR-B filed on 5/30/13 as to whether sufficient votes were cast to approve the reorganization.

Response. The reorganization of Dreyfus MidCap Core Fund with and into Dreyfus Structured Midcap Fund was approved by the fund's shareholders at a meeting held on February 28, 2013, as adjourned to March 27, 2013. The reorganization occurred on June 7, 2013. We note that the Form NSAR-B for Dreyfus Manager Funds I, which was filed on May 30, 2013, inadvertently and mistakenly stated in Exhibit 1 to Item 77C  that the proposal to merge Dreyfus Midcap Core Fund into Dreyfus Structured Midcap Fund was not approved by shareholders. We note that Exhibit 1 to Item 77C contained the correct voting of shares "For", "Against" and "Abstain" with respect to the proposal, which correctly showed that the proposal was approved. An amended Form NSAR-B stating that the proposal was approved by shareholders was filed with the Commission on November 5, 2013.

III.	Form N-CSR Disclosure Items

1.               Comment. Item 4(b) of Form N-CSR requires disclosure of the following:  (b) Disclose, under the caption Audit-Related Fees, the aggregate fees billed in each of the last two fiscal years for assurance and related services by the principal accountant that are reasonably related to the performance of the audit of the registrant's financial statements and are not reported under paragraph (a) of this Item. Registrants shall describe the nature of the services comprising the fees disclosed under this category.

It appears that, in response to prior Staff comments, each of the Registrants provides a list of services that may be provided, which consists of one or more of the following:  (i) agreed-upon procedures related to compliance with Internal Revenue Code section 817(h), (ii) security counts required by Rule 17f-2 under the Investment Company Act of 1940, as amended (the "1940 Act"), (iii) advisory services as to the accounting or disclosure treatment of registrant transactions or events and (iv) advisory services to the accounting or disclosure treatment of the actual or potential impact to the registrant of final or proposed rules, standards or interpretations by the Commission, the Financial Accounting Standards Board or other regulatory or standard setting bodies. Going forward, please be more specific as to which of the list of services are actually provided to the Registrant.

Response. Beginning with reports for fiscal years ended October 31, 2013, the response to Item 4(b) of Form N-CSR, where practicable, will contain a more specific description of the nature of the services comprising the fees. For example, the response to Item 4(b) of Form N-CSR will set apart the fees charged for security counts required by Rule 17f-2, as this category comprises a majority of the Registrants' audit-related fees.

2.               Comment. The Form N-CSR filed by Dreyfus Strategic Municipal Bond Fund for the fiscal years ended November 30, 2011 and November 30, 2012 appears to be incomplete. For Items 5, 7 and 9 of those filings, the Registrant stated "Not applicable. [CLOSED-END FUNDS ONLY]."  As the Registrant is a closed-end fund, these items should have been completed. Please file amendments to these two Form N-CSR filings, as well as any Form N-CSRS filings (with respect to Item 9) to properly report the omitted information.

Response. Dreyfus Strategic Municipal Bond Fund filed amendments to its Form N-CSR for each of its fiscal years ended November 30, 2011 and November 30, 2012 with the Commission on November 12, 2013. For each Form N-CSR:  (i) Item 5 contains the applicable information with respect to the "Audit Committee of Listed Registrants;" (ii) Item 7 is answered "none" as the Registrant invests exclusively in non-voting securities and, as a result, does not vote proxies nor has needed to adopt proxy voting policies and procedures; and (iii) Item 9 is answered "none" as there were no such purchases by the Registrant. No N-CSRS/A filings were required.

IV.	Forms N-CSR—Management Discussion of Fund Performance ("MDFP")

1.               Comment. A number of funds changed their performance benchmarks during the review period. We are of the view that management's rationale for such changes disclosed to investors in the funds' MDFP was too generic (or, in the case of BNY Mellon Income Stock Fund, not disclosed at the time the change was made). Going forward, please provide a more detailed discussion of management's rationale for any benchmark change in the MDFP. Supplementally, please confirm to the Staff the rationale for the benchmark change by BNY Mellon Income Stock Fund, a series of BNY Mellon Funds Trust, in 2011 from the Russell 1000 Value Index to the Dow Jones Index. See, Item 27(b)(7), Instruction 7 of Form N-1A.

Response. Beginning with reports for fiscal years ended October 31, 2013, a fund's MDFP will contain a more detailed discussion of any change to its benchmark, as appropriate. With respect to BNY Mellon Income Stock Fund, the fund modified its investment process to provide investors with investment exposure to sector weightings and risk characteristics generally similar to its new benchmark, the Dow Jones U.S. Select Dividend Index, in lieu of those of the fund's former benchmark, the Russell 1000 Value Index. The fund's modified investment process and new benchmark became effective March 15, 2011. As a result, the Dow Jones U.S. Select Dividend Index was deemed to be more reflective of the Fund's current investment profile.

2.               Comment. Consider whether, in light of Staff guidance on this point, the funds should include a discussion of the effect their use of derivatives had on their performance in the MDFP.

Response. We are aware of recent Staff guidance and also understand that Item 27(b)(7)(i) of Form N-1A provides that a non-money market fund's annual report disclose the material factors that affect the fund's performance during the fund's recently completed fiscal year, and that this disclosure may include a discussion of relevant market conditions and investment strategies and techniques used by the fund's adviser. To that end, the funds' investment adviser has procedures that govern the preparation of the "Letter to Shareholders" that is presented in the funds' annual reports and that provides the requisite disclosure for complying with MDFP requirements. These procedures require, in part, that portfolio management be consulted in connection with preparing a fund's Letter to Shareholders, and are asked to address the possible effect of derivatives on the fund's performance over the reporting period. If portfolio management advises that the use of derivatives (or any other type of investment) was a material factor affecting the fund's performance over the reporting period, relevant disclosure to that effect is included in the fund's Letter to Shareholders. If it is determined that derivatives (or any other type of investment) did not play a material role in the fund's performance, it is not discussed in the Letter to Shareholders, consistent with the Form N-1A standard for not providing "negative disclosures."  We believe that these procedures appropriately serve to facilitate compliance with MDFP requirements.

3.               Comment. With respect to Dreyfus Global Dynamic Bond Fund and Dreyfus Global Real Return Fund, each a series of Advantage Funds, Inc., the primary benchmark for Dreyfus Global Dynamic Bond Fund is the Citi 30-day Treasury Bill Index (the secondary benchmark for Dreyfus Global Real Return Fund) and the primary benchmark for Dreyfus Global Real Return Fund is the U.S. $ 1-Month LIBOR. Please explain to the Staff the rationale for selecting these benchmarks in light of each fund's principal investment strategies and why each such benchmark is an "appropriate broad-based securities market index" for each fund. See, Item 27(b)(7), Instruction 5 of Form N-1A.

Response. Each of Dreyfus Global Dynamic Bond Fund and Dreyfus Global Real Return Fund is a type of absolute return fund. As is the case with each of these funds, absolute return funds typically are not managed to a benchmark index; rather than managing to a benchmark, absolute return funds seek to provide returns that are largely independent of market movements. Consequently, the benchmarks for each fund are baseline indexes. As noted in each fund's prospectus, neither fund's portfolio will have the same characteristics as its broad-based securities market index (the Citibank 30-Day Treasury Bill Index) or its performance baseline index (the US Dollar 1-Month LIBOR). Under the circumstances, we believe that the Citibank 30-Day Treasury Bill Index is an "appropriate broad-based securities market index" as encompassed in Instruction 5 of Item 27(b)(7) of Form N-1A. We note that the US Dollar 1-Month LIBOR qualifies as an "additional index" under Instruction 6 of Item 27(b)(7) of Form N-1A.

4.               Comment. With respect to Dreyfus Opportunistic U.S. Stock Fund, a series of Advantage Funds, Inc., in its annual report for the fiscal year ended August 31, 2012, the MDFP compares the fund's total returns from the fund's inception date (December 20, 2011) to the total returns of the fund's benchmark, the Russell 3000 Index, from January 1, 2012. Please explain to the Staff why the fund did not use December 20, 2011 as the starting date for the benchmark's performance.

Response. Dreyfus Opportunistic U.S. Stock Fund commenced investment operations on December 20, 2011. From an ICI memo dated June 24, 1993, summarizing certain Staff positions, it has been our understanding that, when a fund's commencement of operations occurs during a month (and not at a month-end) and the fund is using a monthly index that does not provide similar gradations, the Staff permits the fund to use as its start date either the monthly beginning or end date for the particular index, whichever date is closer to the date of a fund's commencement of operations. The fund used January 1, 2012 as the beginning date in light of the fact that the fund's commenced operations on December 20, 2011. We now understand that we will be able to obtain intra-month returns for the Russell 3000 Index and will do so on a going forward basis.

V.	Forms N-CSR—Understanding Fund Expenses

1.               Comment. For the Registrants (or their series) that are fund-of-funds, consider adding disclosure in the shareholder reports—either in the body of the report or in a footnote—that the expenses disclosed to investors do not include expenses of the funds in which the Registrant (or its series) invests.

Response. Beginning with reports for fiscal years ended October 31, 2013, a new footnote will be added that reads:  "Amounts do not include the expenses of the underlying funds."

2.               Comment. For funds that charge account-specific fees, please review the existing disclosure and consider whether enhanced disclosure would be appropriate in accordance with Item 27(d)(1) of Form N-1A and the instructions thereto, including whether it would be appropriate to disclose any such fees in the expense example.

Response. With the exception of the Dreyfus BASIC funds, none of the Dreyfus funds currently charge account-specific fees. Beginning with reports for fiscal years ended October 31, 2013, the Dreyfus BASIC funds, where appropriate, will disclose account-specific fees in accordance with Item 27(d)(1) of Form N-1A and the instructions thereto.

VI.	Form N-CSR and Form N-Q—Statement of Investments

1.               Comment. With respect to the fixed-income funds, after the Statement of Investments, each fund generally provides a chart entitled "Summary of Combined Ratings."  Please confirm to the Staff whether this chart is meant to comply with the requirement of Item 27(d)(2) of Form N-1A as to a graphical representation of a fund's holdings. If so, please review the chart in light of the requirement in the Item to use ratings of only one rating agency. If not, please advise the Staff as to the purpose, and means of construction, of the chart.

Response. Beginning with reports for fiscal years ended October 31, 2013, fund holdings will be reflected in the portfolio summary by industry or maturity date for all funds (including municipal bond funds, which are currently shown by credit rating).

2.               Comment. With respect to Dreyfus U.S. Treasury Intermediate Term Fund and BNY Mellon Intermediate Bond Fund, both funds have an investment restriction limiting their ability to loan securities to 33.3% of their total assets. However, based on each fund's most recent annual report, it appears that Dreyfus U.S. Treasury Intermediate Term Fund had securities on loan of approximately 36.7% of its assets and BNY Mellon Intermediate Bond Fund had securities on loan of approximately 37% of its assets. Please supplementally explain to the Staff the rationale for each fund having securities on loan in excess of its investment restriction.

Response. Dreyfus U.S. Treasury Intermediate Term Fund and BNY Mellon Intermediate Bond Fund have a securities lending limitation of 33.3% of the fund's total assets (defined in each fund's SAI) as the fund's total assets plus the value of all assets received as collateral for the loan). All collateral is included to adjust a fund's total assets, including collateral where, under normal circumstances, the fund does not have the right to sell or repledge such collateral. In accordance with the funds' Securities Loan Agreement, each fund may not pledge, sell, or otherwise re-hypothecate the non-cash collateral unless the borrower of the security out on loan is in default. However, if the borrower of the security out on loan is in default, then the fund can liquidate the collateral, in lieu of receiving back the security out on loan, and use those proceeds to replace the security out on loan into the fund's custody account. Based on each fund's total assets, which including the loan collateral, each fund was below the 33.3% investment limitation.

3.               Comment. With respect to Dreyfus Worldwide Growth Fund, a series of Dreyfus Premier Worldwide Growth Fund, Inc., the fund is stated to be a diversified investment company. However, based on a review of its Statement of Investments contained in the fund's report to shareholders for the fiscal year ended October 31, 2012, the fund appears to be non-diversified. Please supplementally explain whether the fund continues to be diversified for purposes of the 1940 Act and why the fund appeared to be non-diversified at the end of the reporting period.

Response. Dreyfus Worldwide Growth Fund was over 25% in 5% issuers on October 31, 2012 due to a combination of market appreciation with respect to the fund's portfolio stock holdings and fund asset loss since the time of purchase. The fund continues to be diversified, for purposes of the 1940 Act, as measured at the time of purchase of its portfolio securities.

4.               Comment. With respect to the funds that employ an "allocation" strategy (i.e., the funds that invest in other affiliated and unaffiliated investment companies), please breakout the types of investment companies in which each fund is invested in the fund's Statement of Investments. For example, investments could be broken out by "stock funds," "bond funds" or "international funds" or other appropriate types of funds.

Response. Beginning with reports for fiscal years ended October 31, 2013, the funds that employ an "allocation" strategy will provide additional breakdown in their Statement of Investments as to the types of investment companies in which they are invested.

5.               Comment. We recommended that a fund include an annual dividend rate for the preferred securities listed in its Statement of Investments, when such information is available.

Response. Beginning with reports for fiscal years ended October 31, 2013, a fund's Statement of Investments will disclose an annual dividend rate on preferred securities, when such information is available.

VII.	Form N-CSR—Financial Highlights

1.               Comment. In light of Staff guidance on the disclosure of expense ratios in open-end funds' summary prospectuses, please review the disclosure of the open-end funds' expense ratios in the Financial Highlights section of their shareholder reports and, where consistent, move some of that disclosure to a footnote.

Response. While we appreciate the Staff's comment to move disclosure about certain expenses to a footnote, we respectfully disagree that the funds' current approach to disclosure of their expense ratios is potentially confusing to investors. We believe that the current disclosure approach is understandable and useful to investors and consistent with the overall industry approach to the presentation of fund expenses.

2.               Comment.  With respect to Dreyfus Strategic Municipals, Inc., Dreyfus Strategic Municipal Bond Fund, Inc. and Dreyfus Municipal Income Inc., which employ leverage through the use of auction rate preferred stock and tender option bond programs, consider eliminating the expense ratios pertaining to total average net assets in the financial reports, or at least moving the expense ratios to a footnote—such ratios are not required.

Response.  While we appreciate the Staff's comment to eliminating certain expense ratios and/or moving those ratios to a footnote, we respectfully disagree that the funds' current approach to disclosure of their expense ratios is potentially confusing to investors. We believe that the current disclosure approach is understandable and useful to investors and consistent with the overall industry approach to the presentation of fund expenses.

3.               Comment. With respect to Dreyfus High Yield Strategies Fund, it does not appear that the fund's expense ratio includes the costs of interest expense. If so, please confirm to the Staff the reason such expense is excluded.

Response. With respect to the expense ratios shown in the Financial Highlights table, the interest expense historically has been shown as a separate line item in the Registrant's Statement of Operations under "Investment Income—Expenses" due to the fact that the fund typically has an average loan balance during the year that is material. Instead of embedding the interest expense cost in the fund's total and net expense ratios in the Financial Highlights table, the fund has provided a line item ("Ratio of interest expense to average net assets") immediately below those expense ratios to separately disclose to investors the interest expense as a percentage of net assets. Although we believe that a providing a separate line item in the Financial Highlights for the interest expense—which is material and separately disclosed in the Statement of Operations—is more useful and understandable to investors than either (i) including that expense as part of the fund's total and net expense ratios or (ii) footnoting the expense, we will include the fund's interest expense in calculating its total and net expense ratios for disclosure in the Financial Highlights table, commencing with the fund's semi-annual report for the period ended September 30, 2013, which is anticipated to be filed with the SEC later this month, to more closely align with the expense ratio calculation provided in Form N-2.

4.               With respect to Dreyfus India Fund, a series of Dreyfus Premier Investment Funds, Inc., the fund's annual portfolio turnover in fiscal years 2011 and 2012 was 36% and 119%, respectively. Please consider whether disclosure should be added to the Financial Highlights section of the fund's shareholder report in light of Item 16(e) of Form N-1A.

Response. The SAI for Dreyfus India Fund discloses the reason behind the material increase in the fund's portfolio turnover from fiscal year 2011 to fiscal year 2012 as required by Item 16(e) of Form N-1A. We believe this disclosure was sufficient, but will continue to monitor the fund's portfolio turnover in light of the Staff's comment.

VIII.	Form N-CSR—Statement of Assets and Liabilities and Statement of Operations

1.               Comment. Article 6-04.12(b)(1) of Regulation S-X requires that amounts payable to board members at the end of the reporting period be broken out on a fund's statement of assets and liabilities.

Response. We appreciate the Staff's comment and note that the amounts payable to the Registrants' board members are not material and therefore not required to be presented separately (according to Reg. § 210.4-03).

2.               Comment. Please review the statement of assets and liabilities for Dreyfus Treasury and Agency Cash Management, Dreyfus Treasury Prime Cash Management and BNYM Corporate Bond Fund filed as part of each fund's most recent annual report. In each instance, the fund's "Interest receivable" is greater than the "Interest Income" in the Statement of Assets and Liabilities. Please explain this discrepancy.

Response. Interest included in the Statement of Operations includes amortization of premium. For Dreyfus Treasury and Agency Cash Management, the interest receivable relates to $122,615,598 of interest income. The fund also had $98,863,118 of premium amortization and $3,103,836 of discount amortization. For Dreyfus Treasury Prime Cash Management, the interest receivable relates to $99,710,970 of interest income. The fund also had $94,197,843 of premium amortization and $19,988,934 of discount amortization. In each instance, the interest income disclosed in the fund's financial statements is a net number and therefore is less than the interest receivable. For BNY Mellon Corporate Bond Fund, the difference between the interest receivable and the interest income disclosed in the fund's financial statements is due to two reasons. The first is due to interest purchased on bond trades. The second reason is the current year premium amortization adjustment.

3.               Comment. With respect to BNY Mellon International Appreciation Fund, the fund's "miscellaneous expenses" totaled 15.9% of the fund's total expenses in its most recent annual report. In accordance with Article 6-07.2(b) of Regulation S-X, if any single expense under "miscellaneous expenses" totaled more than 5% of such expenses, please break out that expense going forward.

Response. It is our standard practice to disclose miscellaneous expenses greater than 5%; however, in this instance, we did not disclose ADR fees which comprised 85% of the miscellaneous expense stated in BNY Mellon International Appreciation Fund's annual report. The ADR fees paid by the fund consist of fees paid to compensate depositary banks for inventorying and voting the non-U.S. shares, foreign currency exchange, and performing registration, compliance, dividend payment recordkeeping services and other related matters.

The Registrants undertake to comply with Article 6-07.2(b) of Regulation S-X going forward.

IX.	Form N-CSR—Notes to Financial Statements

1.               Comment. For funds that are invested in more than one level of securities (i.e., Level 1, Level 2 or Level 3), the disclosure in the notes to the financial statements should track the disclosure in the fund's Statement of Investments. For example, Dreyfus Intermediate Municipal Bond Fund owns both Level 2 and Level 3 securities, which are outlined in the Statement of Investments. The fund's notes to its financial statements should contain similar disclosure.

Response. The Dreyfus funds that invest in more than one level of securities believe that they provide appropriate disclosure in the notes to their financial statements—the amount and specificity of that disclosure, however, depends on the type of assets in which a fund invests. For taxable funds that invest in fixed income instruments (e.g., corporate bond funds or balanced funds), the level of categorization of investments in a fund's notes to the financial statements is broken down by types of fixed-income securities (e.g., asset-backed securities, corporate bonds, treasuries). For funds that invest in equity securities (e.g., equity funds or balanced funds), the level of categorization of investments in a fund's notes to the financial statements is broken down by types of equity securities (e.g., domestic, foreign, common stock, preferred stock, mutual funds, participation notes). For funds that invest in derivatives and other instruments, those investments also are broken down by type of instrument (e.g., currency futures, financial futures, written options, purchased options). The Dreyfus funds, however, do not believe it is necessary to repeat the level of detail of categorization in a fund's Statement of Investments within the notes to the fund's financial statements in all instances. For example, a fund that invests solely in equity securities provides a breakdown of the types of equity securities in which it is invested in the notes to the financial statements (e.g., domestic common stock and mutual funds), but does not repeat the industry breakdowns provided in the fund's Statement of Investments. Similarly, a municipal fund, such as Dreyfus Intermediate Municipal Bond Fund, which only invests in one type of security—municipal securities—does not repeat the state breakdown in the fund's Statement of Investments in the notes to the financial statements. The funds have determined that repeating such detail is (i) not required by accounting guidance and (ii) does not provide any additional information to investors. As such, each fund, as appropriate, includes a footnote to the ASC 820 fair value hierarchy table included in the notes to its financial statements referring investors back to the fund's Statement of Investments for additional categorization detail. Beginning with reports for fiscal years ended October 31, 2013, we will work to ensure that such footnote disclosure is appropriately provided for all funds.

2.               Comment. As the funds' securities lending agent, The Bank of New York Mellon ("BNYM"), is a "related party," please disclose both the percentage of the fee retained by the agent along with the total fee paid to the agent. Currently, only the total fee paid by the funds to BNYM is disclosed.

Response. We believe that the Dreyfus funds meet the necessary disclosure requirements described in Reg. § 210.6-07. The separate fees paid by each fund to BNYM for securities lending purposes are not material and, as a result, neither the fees nor the fee rates from which they are derived are required to be disclosed in the notes to a fund's financial statements. However, as we believe that fees paid by the Dreyfus funds—including for securities lending services—to BNYM, in the aggregate, may be determined to be material, we voluntarily disclose the fee amounts in the notes to the relevant funds' financial statements.

3.               Comment. To the extent a fund discloses investments in affiliated companies, in accordance with Article 12-14 of Regulation S-X, such disclosure also should include the amount of dividends or interest (Column D).

Response. We appreciate the Staff's comment and note that the dividends paid by affiliated money market funds are not material and therefore not required to be presented in the chart illustrated in Reg. § 210.12-14 (according to Reg. § 210.4-03). Please note, we do disclose dividends paid by affiliates for our funds-of-funds.

4.               Comment. For funds that invest in foreign securities, please review the current disclosure concerning the deferred foreign capital gains tax to ensure such disclosure is consistent with, and appropriately descriptive of, current accounting policy.

Response. Beginning with reports for fiscal years ended October 31, 2013, we will include disclosure with respect to foreign capital gains tax accounting policy in the notes to a fund's financial statements when such fund discloses foreign capital gains in its Statement of Assets and Liabilities.

5.               Comment. For funds with breakpoints in their management or advisory fee schedules, consider adding a statement describing the fund's effective fee rate for the period covered by the report.

Response. Beginning with reports for fiscal years ended October 31, 2013, funds with breakpoints in their management or advisory fee schedules will disclose the fund's effective fee rate for the period covered by the report.

6.               Comment. To the extent any of the funds invest in derivatives with credit-related features, consider whether the funds need to provide the disclosure required under former FAS 161 guidance (now ASC 815-10-50).

Response. Generally our funds do not invest in derivatives with credit contingent features other than credit default swaps; however, in the context of ASC 815-10-50 we will review our current disclosure for funds holding derivatives and revise such disclosure, as necessary or appropriate.

7.               Comment. For the funds that are party to a line of credit, please disclose the commitment fee(s) associated therewith as required under Article 6-04.13(b) of Regulation S-X.

Response. Any allocated loan commitment fees paid by a fund are disclosed in the fund's Statement of Operations. Amounts associated with loan commitment fees are not material, nor significant and therefore not required to be presented separately in a fund's notes to its financial statements (according to Reg. § 210.4-03). Reg. § 210.5-02.22(b) states that amounts and terms of unused commitments for long-term financing arrangements shall be disclosed in the financial statement notes if significant. The line of credit available to the relevant Dreyfus funds is "primarily for temporary or emergency purposes" as stated in the notes to the funds' financial statements and is not used as long-term financing. In the event that a line of credit is employed as long-term financing, appropriate information will be included in the notes to financial statements, if determined to be significant.

8.               Comment. Please enhance the disclosure about fees paid to Board members to describe the annual retainer and other fees disclosed in the funds' SAIs.

Response. Our funds include board member fees and expenses as a line item in the Statement of Operations, which is consistent with Form N-1A's requirement to disclose remuneration paid to board members. As there is no requirement to include further detail in the notes to the funds' financial statements, we believe our current disclosure approach is adequate.

9.               Comment. Please enhance the disclosure about fees paid to the funds' transfer agent and custodian to also include the fee rates payable to those related parties. Currently, only the aggregate fees paid to the funds' transfer agent and custodian are disclosed.

Response. Beginning with reports for fiscal years ended October 31, 2013, we will disclose that the custodian's fees are determined based on net assets, geographic region and transaction fees and that the majority of transfer agent fees are comprised of amounts paid on a per account basis.

10.               Comment. With respect to Dreyfus Global Real Estate Securities Fund, please disclose any significant transfers between the fund's Level 1 and Level 2 securities.

Response. We present the transfers between Level 1 and Level 2 by including a statement (shown immediately after the current year's schedule) indicating the amount that was shown at the end of the last period as the transfer amount. The amount for the current period is indicated in the schedule, along with a footnote regarding the use of the fund's fair valuation procedures, if relevant. Beginning with reports for fiscal years ended October 31, 2013, we will add the following to the existing footnote so it will read, in full, "Securities classified as Level 2 at period end as the values were determined pursuant to the fund's fair valuation procedures. See note above for additional information."

X.	Form N-CSR—Miscellaneous

1.               Comment. For the fixed income funds, please include the required statement in Item 27(d)(4) of Form N-1A about the availability of the funds' proxy voting policies and procedures. This disclosure is required even if the funds do not vote any proxies during a period, as each fund is required to file a Form N-PX annually.

Response. Beginning with reports for fiscal years ended October 31, 2013, all equity and taxable fixed income funds will include the required statement in Item 27(d)(4) of Form N-1A about the availability of the funds' proxy voting policies and procedures in their reports to shareholders. As the tax-exempt fixed income funds (i.e., the municipal funds) invest exclusively in non-voting securities, they do not vote proxies nor have adopted proxy voting policies and procedures. In the rare occurrence, where a municipal fund might receive a voting security, the fund would adopt the necessary proxy voting policies and procedures, disclose the existence of such procedures in accordance with Item 27(d)(4) of Form N-1A, and report any votes with respect to such securities on Form N-PX. We note that Item 17(f) of Form N-1A, similar to Item 7 of Form N-CSR, does not require funds that invest exclusively in non-voting securities, such as the municipal funds, to describe the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities.

XI.	Form N-1A

1.               Comment. For the funds that invest in inverse floating rate securities, please remove the footnote from the fund's fee table going forward. Consistent with Staff guidance on the contents of a fund's summary prospectus, we are asking all funds to eliminate this footnote from their fee tables.

Response. This footnote will be removed beginning with reports for fiscal years ended October 31, 2013.

2.               Comment. For the funds that are permitted to invest in bonds issued by Puerto Rico, especially those funds that invest more than 10% of their assets in such bonds, consider adding disclosure to a fund's prospectus to clearly inform investors that the fund may invest a material percentage of its assets in Puerto Rico. In addition, consider whether such funds should include a discussion of the effect of investing in Puerto Rico in their MDFP.

Response. Dreyfus is undertaking a review of disclosure in the prospectuses and SAIs of its municipal bond funds that are permitted to invest in debt obligations issued by Puerto Rico (including its political subdivisions and agencies) and has added, and intends to continue to add, additional disclosure in a fund's prospectus and/or SAI (depending on the percentage of the fund's assets generally expected to be invested in such obligations) no later than the date by which the next annual update is required to be filed with the Commission (and, in some cases, sooner). Such disclosure will more clearly state that a fund is permitted to invest in debt obligations issued by Puerto Rico (including its political subdivisions and agencies) and the risks associated therewith.

In addition, as discussed in our response to Question 2 in Section IV herein, a municipal bond fund would include a discussion of the effect of investing in debt obligations issued by Puerto Rico (including its political subdivisions and agencies) in its MDFP in accordance with Dreyfus' internal guidelines.

3.               Comment. With respect to BNY Mellon U.S. Core Equity 130/30 Fund, the expense table in the fund's prospectus contains a line item " Substitute dividend expense on securities sold short."  Please supplementally explain how the fund calculates the 55bp shown as an expense in the fee table?

Response. BNY Mellon U.S. Core Equity 130/30 Fund held short sales, and as such, interest and dividends paid on these securities were accounted for as an expense. The amount of dividends on securities sold short and interest on securities sold short were combined and divided by the average net assets of the fund, resulting in the 55bp expense. No interest expense was included in this number. The term "substitute" was used erroneously and going forward will not be used to describe dividends and interest on securities sold short. Of note, this fund was liquidated on or about August 29, 2013

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At the request of the Staff, we hereby acknowledge the following:

•	the affected registrants are responsible for the adequacy and accuracy of the responses in this letter;

•	Staff comments or responses to Staff comments relating to the various Commission filings do not foreclose the Commission from taking any action with respect to any such filings; and

•	a registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Robert R. Mullery
Robert R. Mullery Vice President of the Registrants